UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   August 2007            File No.    0-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated August 8, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: August 8, 2007	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

 Amex:”DEJ”/ TSX-V: “DEJ”

FOR RELEASE:

 August 08, 2007

Dejour Updates Piceance Barcus Creek Drilling Program

August 8, 2007 - Vancouver, Canada – Dejour Enterprises Ltd. (DEJ: TSX-V/Amex: DEJ and D5R: Frankfurt)  is pleased to announce Phase One of  the drilling on the first of 2 well locations on the North Barcus Creek Prospect by Dejour and its partners has been completed. This deep basin centered natural gas prospect is located in the north-central part of the Piceance Basin of Western Colorado in Rio Blanco County.

Lang Exploratory Drilling has drilled to 3200 ft. and cased the surface hole for the #2-12 North Barcus Creek well (Refer to http://dejour.com/projects-north-barcus-creek.htm).  That rig has been moved to #1-12 North Barcus Creek well and is currently drilling ahead at 1520 ft.  The drilling program for these wells is a two stage process. Phase Two of the drilling program has commenced with the rigging up of HP Rig #159 to deepen the #2-12 well to a total depth of 11,500 ft. Once the #2-12 has been drilled to total depth, this rig will be moved to complete the same operation at the #1-12 location.  Combined drilling and testing time for these first two wells is estimated to be 100 days.

These two wells are the first wells to be drilled by Dejour and its partners on over 290,000 acres of land holdings in the Piceance – Uinta Basins respectively of Western Colorado and Eastern Utah, acquired since July of 2006. The North Barcus Creek prospect, covering 1590 acres, is one of 3 separate land holdings totalling over 5000 acres within the highly promising ‘Rio Blanco Deep’ project area of the Piceance Basin.  Logs of a well, drilled on this prospect in 1979 showed 260 ft. of potential hydrocarbon bearing sands in the Upper Isles formation of the Mesa Verde group.

Dejour and its partners initially plan to drill a total of 4 separate locations at North Barcus Creek. It is expected that these lands will be fully developed on maximum 40 acre spacing units. Accessible pipeline facilities lay within one mile of the lease boundaries.

This ‘Rio Blanco Deep’ project is one of over 60 separate exploration projects held by Dejour (average interest over 25%) in its search for and exposure to significant energy discovery in the hydrocarbon bearing basins of Piceance/Uinta in Colorado/Utah and the Peace River Arch of NE British Columbia/NW Alberta Canada, inclusive to the uranium bearing Athabasca/Thelon Basins of Northern Canada through its holdings of Titan Uranium (TSX-V: TUE).

For the first time in the company’s recent history, drilling is active in each of these three high potential areas.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration with a significant indirect investment in uranium discovery.  The company acquires high-impact energy assets and strategically monetizes them through partnerships and co-ventures to limit exposure and enhance returns.

Dejour has significant holdings in three of the world's premiere energy resource regions. This includes 290,000 gross (60,000 net) acres in the Piceance and Uinta Basins, a vast natural gas play in North America; and a major interest in Titan Uranium, Inc. (TSX-V: TUE), with 1.44 million acres in the Athabasca and Thelon Basins, the world's most recognized areas for uranium exploration. Finally, the company is pursuing high impact natural gas opportunities in Canada's Western Sedimentary Basin, known as the Peace River Arch Projects, comprised of 39,000 gross acres. The Company is listed on the TSX Venture Exchange (DEJ), AMEX (DEJ), and Frankfurt (D5R). Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com